

December 21, 2007

<u>Via U.S. Mail</u>

Vikram Gulati
Chief Executive Officer
Intelligroup, Inc.
499 Thornall Street
Edison, NJ 08837

> **Re: Intelligroup, Inc.**
> **Form 10-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 0-20943**

Dear Mr. Gulati:

We have limited our review of your above filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the references on page 4 and page 41 of the 10-K to your services in the Middle East. Please advise us whether you have operations in, or contacts with, Iran or Syria. Please also advise us whether you have operations in, or contacts with, Sudan, a country historically identified as part of the Middle East. Each of these countries has been designated by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions. Please describe

for us the extent and nature of any past, current, and anticipated contacts with
Iran, Sudan and Syria, whether through direct or indirect arrangements.

2. Please discuss the materiality of any contacts described in response to the
    foregoing comment, and whether they would constitute a material investment risk
    for your security holders. You should address materiality in quantitative terms,
    including the approximate dollar amounts of any associated revenues, assets, and
    liabilities for the last three years concerning each country, and the number of
    employees, if any, you have in that country. Also, address materiality in terms of
    qualitative factors that a reasonable investor would deem important in making an
    investment decision, including the potential impact of corporate activities upon a
    company's reputation and share value.

    We note, for example, that Arizona and Louisiana have adopted legislation
    requiring their state retirement systems to prepare reports regarding state pension
    fund assets invested in, and/or permitting divestment of state pension fund assets
    from, companies that do business with countries identified as state sponsors of
    terrorism. The Missouri Investment Trust has established an equity fund for the
    investment of certain state-held monies that screens out stocks of companies that
    do business with U.S.-designated state sponsors of terrorism. The Pennsylvania
    legislature has adopted a resolution directing its Legislative Budget and Finance
    Committee to report annually to the General Assembly regarding state funds
    invested in companies that have ties to terrorist-sponsoring countries. Your
    materiality analysis should address the potential impact of the investor sentiment
    evidenced by such actions directed toward companies that have operations
    associated with countries identified as state sponsors of terrorism.

                                    * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Exchange Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to the company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the

filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please understand that we may have additional comments after we review your response to our comments. Please contact me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance